
06014487

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

June 14, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated June 13, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

6/19

17357654



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File No.: 82-4406

Press Release - US FTC Clears SCHWARZ PHARMA's Agreement with Pfizer for Fesoterodine

Press Room > Press Releases 2006 > Press Release - US FTC Clears SCHWARZ PHARMA's Agreement with Pfizer for Fesoterodine

US FTC Clears SCHWARZ PHARMA's Agreement with Pfizer for Fesoterodine

The agreement between SCHWARZ PHARMA and Pfizer has now become effective following the expiry of the US statutory waiting period. SCHWARZ PHARMA will now receive an initial payment of US$ 100 million.

June 13, 2006 – In April, SCHWARZ PHARMA AG, Monheim/Germany and Pfizer Inc., New York, NY/USA agreed on an exclusive world-wide license to Pfizer for SCHWARZ PHARMA's anti-muscarinic NCE Fesoterodine. This agreement has been cleared by the US Federal Trade Commission (FTC) based on the expiry of the 30-day waiting period on June 12, 2006.

Under the terms of the agreement, which is now effective, SCHWARZ PHARMA transfers all of its rights in Fesoterodine to Pfizer on an exclusive world-wide basis. In return SCHWARZ PHARMA receives an upfront payment of US$ 100 million. SCHWARZ PHARMA will receive additional payments up to US$ 110 million contingent on certain milestones, including the approval of the compound in the US and Europe. Upon the launch of Fesoterodine, SCHWARZ PHARMA will be entitled to receive royalties on the combined sales of Fesoterodine and Pfizer's current Detrol (tolterodine) product line. SCHWARZ PHARMA and Pfizer also settled all existing and potential patent disputes and claims between both companies surrounding Fesoterodine.

Fesoterodine is a new drug candidate for the treatment of overactive bladder. Earlier this year, SCHWARZ PHARMA submitted new drug applications for fesoterodine with the U.S. Food and Drug Administration and the European Medicines Evaluation Agency.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a listed company with approximately 4,200 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329